Exhibit 99.16

Consent of Independent Registered Public Accounting Firm

The Board of Directors of South Bow Corporation

We, KPMG LLP, consent to the use of our report dated April 10, 2024 on the financial statements of South Bow Corporation (the “Corporation”) which comprise the balance sheet as of December 31, 2023, the statements of income and changes in equity for the period from incorporation on December 15, 2023 to December 31, 2023, and the notes to the financial statements, including a summary of significant accounting policies, which is included in the Notice of Meeting and Management Information Circular of TC Energy Corporation dated April 10, 2024 and incorporated by reference in the registration statement on Form 40-F of the Corporation dated October 1, 2024.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

October 1, 2024